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Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036

July 26, 2007

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	CastlePoint Holdings, Ltd. Amendment No. 5 to the Registration Statement on Form S-1 Registration No. 333-134628

Dear Mr. Riedler:

        CastlePoint Holdings, Ltd. (the "Company") has requested that we respond to the Staff's comment letter, dated July 25, 2007, relating to Amendment No. 4 ("Amendment No. 4") to the Company's Registration Statement on Form S-1 (No. 333-134628) (the "Registration Statement").

        The Company is submitting herewith Amendment No. 5 ("Amendment No. 5") to the Registration Statement reflecting changes responsive to the Staff's comments. The Company has complied to the best of its ability with the Staff's comments relating to Amendment No. 4. The Company has responded to the Staff's comments by reflecting the necessary changes in the Registration Statement. The Company's responses to the comments in the Staff's letter, set forth below in italicized text for ease of reference, are as follows:

Prospectus Summary, page 1

Recent Developments, page 11

  1.
  We refer to your recent announcements regarding your agreements with AequiCap. It appears that these agreements may be material contracts which should be described in the business section and included as exhibits to the registration statement. Please revise your prospectus accordingly or supplementally advise us as to why these agreements are not material to your business.

The Company supplementally advises the Staff as follows. The Company does not consider these reinsurance agreements necessarily to be material, however the Company has made the requested disclosure in Amendment No. 5. These reinsurance agreements are expected to incept in August 2007, and therefore they have no effect on the financial results disclosed by the Company to date or for the six months ended June 30, 2007. In addition, the Company advised us that, as described in Amendment No. 5, the Company expects net written premiums related to the AequiCap arrangements to be approximately $29 million for the remainder of 2007. The Company projects that net earned premiums for these reinsurance agreements will be approximately $8 million for 2007, and the expected underwriting profit margin on these reinsurance agreements is expected by the Company to be approximately 12%. Therefore, the anticipated underwriting profit from these agreements for 2007 is expected to be approximately $960,000, or 12% of $8 million, which the Company currently anticipates to be less than 2.5% of the Company's projected net income for 2007. Therefore, based upon a materiality threshold of 5%, the Company does not consider these reinsurance agreements necessarily to be material.

The Company filed as an exhibit to Amendment No. 5 the Risk Sharing Term Sheet for AequiCap Insurance Company ("AIC") and AequiCap Property & Casualty Insurance Company ("APC")—Summary of Terms dated June 22, 2007 (the "Term Sheet"), which CastlePoint Management entered into with AIC and APC on that date. At the present time, the Company has not yet entered into any definitive agreements with respect to the arrangements contemplated by the Term Sheet. In addition, the Company described the salient provisions of the Term Sheet under"Business—Business Solutions, Products and Services—Insurance Solutions."

  2.
  We refer to the BestWire press releases dated June 26, 2007 and July 12, 2007, which describe the events surrounding your ratings and agreements with AequiCap. Please revise your disclosure to clarify that A.M. Best remains concerned with the relative size of the agreement, as well as the historical and prospective loss experience of this business.

The requested disclosure has been made.

  3.
  We note your stated expectations related to your agreements with AequiCap. Please include the bases for and assumptions used in determining your expectations related to liability premiums, gross premiums and amounts expected to be retained by CastlePoint Insurance Company.

The requested disclosure has been made under "Management's Discussion and Analysis—Outlook."

If possible, the Company respectfully requests any further comments on Amendment No. 5 as soon as the Commission Staff deems practicable. If you would like further clarification of any of the foregoing responses, please call the undersigned at (212) 891-3971. The fax number of the undersigned is (212) 310-1771.

Very truly yours,

/s/ Roslyn Tom

Roslyn Tom

cc:	Michael H. Lee Joel S. Weiner Roger Brown, Esq. (CastlePoint Holdings, Ltd.)

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